SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                   SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)


                                Thomas Nelson, Inc.
                                -------------------
                                  (Name of Issuer)


                                   Common Stock
                                Class B Common Stock
                                --------------------
                            (Title of Class of Securities)



                                      640376208
                                --------------------
                                   (CUSIP Number)



                                    Joe L. Powers
                   501 Nelson Place, Nashville, TN  37214-1000
                                   (615) 889-9000
                                --------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications)


                                    May 13, 2004
                                --------------------
              (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 640376208                13D                             Page 2 of 5
==============================================================================
      NAME OF REPORTING PERSON
1     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Joe L. Powers
      SSN ####-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
      Not applicable                                                 (a) [  ]
                                                                     (b) [  ]
------------------------------------------------------------------------------
      SEC USE ONLY
3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
4     00/NA
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
5                                                                        [  ]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      United States of America
------------------------------------------------------------------------------

                           7    SOLE VOTING POWER
                                0 shares of Class B Common Stock

         NUMBER OF       -----------------------------------------------------
          SHARES
       BENEFICIALLY        8    SHARED VOTING POWER
         OWNED BY               0 shares of Class B Common Stock
           EACH
        REPORTING        -----------------------------------------------------
          PERSON
           WITH            9    SOLE DISPOSITIVE POWER
                                0 shares of Class B Common Stock

                         -----------------------------------------------------

                           10   SHARED DISPOSITIVE POWER
                                0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    0 shares of Class B Common Stock, consisting of 58,489 shares of
      Class B Common Stock held directly.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

12    N/A                                                                [  ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13    0% Class B Common Stock
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON

14    Individual
------------------------------------------------------------------------------



Date:  May 24, 2004                                                Page 3 of 5
==============================================================================
     Item 1.  Security and Issuer.

     This Schedule 13D relates to the Class B Common Stock, par value $1.00 per share (the "Class B Common Stock"), of Thomas Nelson, Inc., a Tennessee corporation (the "Issuer"). The principal executive offices of the Issuer are located at501 Nelson Place, Nashville, Tennessee 37214-1000.


     Item 2.  Identity and Background.

     (a)  Joe L. Powers

     (b)  501 Nelson Place, Nashville, Tennessee 37214-1000

     (c) Executive Vice President, Thomas Nelson, Inc., 501 Nelson Place, Nashville, Tennessee 37214-1000.

     (d)  N/A

     (e)  N/A

     (f)  United States.


     Item 3.  Source and Amount of Funds or Other Consideration.

          N/A

     Item 4.  Purpose of Transaction.

     This report is submitted to reflect the reduction in beneficial ownership as a result of the exchange of 5,489 shares of Class B Common Stock for 58,489 shares of Common Stock on a one share for one share basis on May 13, 2004.

     Individual no longer holds any Class B Common Stock and no longer has a 13-D filing requirement, having less than 5% ownership of that class of stock.

     Item 5.  Interests in Securities of the Issuer.

     (a) Mr. Powers beneficially owns 0% of the Class B Common Stock of the issuer.

     (b)  Mr. Powers beneficially owns the following number of shares with:

          Class B Common Stock:
          ---------------------
          Sole Voting Power:         0
          Shared Voting Power:       0
          Sole Dispositive Power:    0
          Shared Dispositive Power:  0

     (c)  N/A

     (d)  N/A

     (e)  N/A


     Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

          N/A

     Item 7.  Material to be filed as Exhibits.

          N/A


Date:  May 24, 2004                                                Page 5 of 5
==============================================================================



                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         BY: /s/ Joe L. Powers
                                             -------------------
                                                 Joe L. Powers

Dated:  May 24, 2004
       ------------------